EXHIBIT 99.1

Digital Realty and Brookfield Infrastructure to Establish Joint Venture to Develop and Operate Data Centers on PlatformDIGITAL® in India

50/50 Joint Venture to enable new connected data communities in India

BROOKFIELD, News, July 14, 2021 (GLOBE NEWSWIRE) -- Digital Realty (NYSE: DLR), the largest global provider of cloud- and carrier-neutral data center, colocation and interconnection solutions, and Brookfield Infrastructure Partners L.P. (TSX: BIP.UN; NYSE: BIP) and its institutional partners (“Brookfield Infrastructure”) announced today an agreement to establish a 50/50 joint venture focused on the development, ownership and operation of institutional quality data centers in India. The joint venture will operate under the brand name BAM Digital Realty.

With a population of over 1.4 billion, the world’s fifth-largest economy in terms of GDP and an expanding focus on the digital delivery of services, India represents a key market opportunity to extend coverage, capacity and connectivity options for the world’s leading service providers as well as local and global enterprise customers. India is a high-growth market, with data center demand expected to significantly increase, driven by rapidly growing data consumption, digitization of the economy, the onset of 5G and data localization trends.

The joint venture is positioned to enable the significant expansion of PlatformDIGITAL®, Digital Realty’s premier global data center platform which supports the evolving data, control and networking demands of global enterprises. Its deployment across India is expected to enable customers to rapidly scale digital transformation by deploying critical infrastructure with a leading global data center provider at the heart of a growing connected data community in India. Data centers developed in India will leverage Digital Realty’s industry-leading energy-efficient data center design and operating procedures and highly repeatable Pervasive Data Center Architecture (PDx™) approach for the new digital workplace.

“India is a rapidly emerging data center market and offers a bright future, with accelerating adoption of digital business models among a population that recognizes the role of technology for future economic development,” said Digital Realty Chief Executive Officer A. William Stein. “Our existing partnership with Brookfield, our Ascenty platform across Latin America, has already delivered long-term value to our customers, with over 250 megawatts of IT load capacity in Brazil, Chile and Mexico either fully built out or currently under construction. We look forward to building upon our successful partnership with Brookfield by entering the Indian data center market together and extending opportunities for digital transformation with the global consistency of PlatformDIGITAL®.”

The joint venture will expand Brookfield Infrastructure’s significant global data infrastructure portfolio, which currently includes $23 billion in assets across data transmission, distribution, and storage, including a portfolio of 139,000 operational telecom wireless towers in India, which it intends to expand to 175,000 over the near term. Brookfield has over a decade of experience investing in India, with approximately $20 billion of assets under management including infrastructure, renewable power, real estate, and private equity.

“We are pleased to further expand both our partnership with Digital Realty and our presence in India through this joint venture,” said Arpit Agrawal, Managing Director and Head of India & Middle East, Brookfield Infrastructure. “Through the development of a high-quality, multi-city, India-focused data center platform, we believe BAM Digital Realty is well positioned to play a meaningful role in addressing the large and growing data demand in the country and to offer a differentiated solution to customers.”

BAM Digital Realty intends to acquire land parcels in multiple Indian metros for the development of data center campuses to support the needs of global hyperscale service providers as well as international and local enterprises. The joint venture expects to design, build and operate sustainable facilities, drawing upon the firms’ broader commitments to sustainable operations, including carbon reduction initiatives.

“Today’s collaboration marks the beginning of a new chapter for Digital Realty’s operations, customers and partners in Asia Pacific. India is on the cusp of rapid digitization of services to support the country’s economic growth,” said Mark Smith, Managing Director, APAC for Digital Realty. “PlatformDIGITAL® will offer our new and existing customers a consistent deployment model for extending their operations into India, providing fit-for-purpose infrastructure that will enable them to scale their digital business into one of the fastest-growing data markets in the world.”

The closing of the joint venture is subject to customary closing conditions and regulatory approvals and is expected to occur in the second half of 2021.

Additional Resources

  Digital Realty and Brookfield close Ascenty Joint Venture in Latin America
  Explore global deployment opportunities on PlatformDIGITAL®
  Visit the Data Gravity Insights Hub to learn more about data gravity and see growth forecasts in the Data Gravity Index DGx™
  Read about our open interconnection manifesto for enabling connected data communities

About Digital Realty
Digital Realty supports the world’s leading enterprises and service providers by delivering the full spectrum of data center, colocation and interconnection solutions. PlatformDIGITAL®, the company’s global data center platform, provides customers a trusted foundation and proven Pervasive Datacenter Architecture (PDx™) solution methodology for scaling digital business and efficiently managing data gravity challenges. Digital Realty’s global data center footprint gives customers access to the connected communities that matter to them with 290 facilities in 47 metros across 24 countries on six continents. To learn more about Digital Realty, please visit digitalrealty.com or follow us on LinkedIn and Twitter.

About Brookfield Infrastructure
Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $600 billion of assets under management. For more information, go to www.brookfield.com.

Media	Investors
Marc Musgrove	John Stewart / Jim Huseby
Digital Realty	Digital Realty
+1 (415) 508-2812	+1 (415) 738-6500
mmusgrove@digitalrealty.com	investorrelations@digitalrealty.com

Claire Holland	Kate White
+1 (416) 369-8236	+1 (416) 956-5183
claire.holland@brookfield.com	kate.white@brookfield.com

Shveta Singh
+91 9004287034 (Mumbai)
shveta.singh@brookfield.com

Safe Harbor Statement
This press release contains forward-looking statements which are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially, including statements related to our joint venture with Brookfield, the Indian market opportunity, our expectations regarding the joint venture’s development plans and operations in India, our expectations regarding IT load capacity of the operations of our Ascenty joint venture, our sustainability programs and goals, and deployment and benefits of PlatformDIGITAL. Our forward-looking statements are generally identified with words such as “will,” “believe,” “expect,” “intend” and similar expressions. Risks, uncertainties and assumptions that could affect our forward-looking statements include, among other things, our ability to consummate the joint venture (including our ability to obtain the requisite antitrust approvals), and to realize the benefits of the proposed joint venture. For a list and description of other risks and uncertainties, see the reports and other filings by the company with the U.S. Securities and Exchange Commission. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.